NO ACT

PE
1-30-09

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

DIVISION OF
CORPORATION FINANCE

09013150

January 30, 2009

JAN 3 0 2009
Washington, DC 20549

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-30-09

Re: General Electric Company

Dear Mr. Mueller:

This is in regard to your letter dated January 30, 2009 concerning the shareholder proposal submitted by John Powers for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that GE therefore withdraws its December 8, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com


January 30, 2009


Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092


*VIA E-MAIL*
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
*Withdrawal of No-Action Request Regarding the Shareowner Proposal of John Powers;*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated December 8, 2008, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, General Electric Company (the "Company"), could properly exclude from its proxy materials for its 2009 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") submitted by John Powers, who has appointed the non-profit organization As You Sow to act on his behalf (the "Proponent").

Enclosed is a letter transmitted to the Company on January 26, 2009, from Conrad B. MacKerron, on behalf of John Powers, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the December 8, 2008 no-action request relating to the Company's ability to exclude the Proposal pursuant to

Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465 with any questions in this regard.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Craig T. Beazer, General Electric Company
John Powers
Conrad B. MacKerron, As You Sow

100593933_1.DOC

GIBSON, DUNN & CRUTCHER LLP

**EXHIBIT A**

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

26 January 2009

Mr. Brackett B. Denniston, III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE: Withdrawal of Shareholder Proposal

Dear Mr. Denniston:

On behalf of Mr. John Powers, a shareholder of General Electric (GE) stock, I write to withdraw the shareholder proposal that we submitted to you on November 10, 2008. In this proposal, we urged GE to 1) adopt a policy of labeling its CFL packaging to identify the amount of mercury in the CFL product, and 2) provide information on clean-up procedures recommended by the EPA if a lamp breaks during normal service or handling. Since submitting our proposal, we have reached a satisfactory resolution with GE as per the letter received this afternoon from Bonnie Harrington on both of these issues and therefore withdraw the proposal in its entirety.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

GE Consumer & Industrial

**Bonnie Harrington**
Senior Counsel - EHS

Appliance Park, AP2-225
Louisville, KY 40225
USA

T 502 452 7414
F 502 452 0347
bonnie.harrington@ge.com

January 26, 2009

Ms. Amy Galland
Research Director
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

RE: Resolution of Shareholder Proposal

Dear Amy:

This summarizes our resolution of the issues raised in As You Sow's (AYS) shareholder proposal dated November 10, 2008. In this proposal, AYS urged General Electric (GE) to modify its Compact Fluorescent Lamp (CFL) packaging to 1) identify the amount of mercury in its CFL products, and 2) provide information on clean-up procedures recommended by the EPA if a lamp breaks during normal service or handling.

As we discussed and agreed during our telephone conference on January 9, 2009, the European Union (EU) recently promulgated an implementing directive requiring that consumer CFL packaging identify both product mercury content and a website from which consumers can obtain clean-up procedures. This packaging change must be implemented by September 2010.

Contingent on AYS's withdrawal of its shareholder proposal and AYS's agreement to the confidentiality requested below, GE agrees to work with the European Lamp Companies Federation (ELC) to establish the appropriate language to satisfy the EU directive and agrees to take the additional steps described below in the US and elsewhere.

GE will work with the National Electric Manufacturers Association (NEMA) to lead an effort to establish a mercury-content and clean-up labeling standard for consumer self-ballasted CFLs in the United States, beginning with discussions at the Lamp Division meeting in late April 2009. The Federal Trade Commission (FTC) has begun a rulemaking regarding CFL labeling, and we expect that FTC will issue a notice of proposed rulemaking in the summer of 2009. We will work through NEMA to advocate that the FTC include labeling on mercury content and clean-up instructions. If the NEMA members do not agree to pursue the FTC rulemaking, GE will do so on its own. Given that CFL labeling will be subject to FTC regulation in the US, we will plan to begin implementation of labeling changes in accordance with the requirements of those regulations. If neither the FTC nor any other regulatory agency in the US has taken action on legislation or regulation regarding mercury content and clean-up instructions by September 2010, GE will lead by implementing package changes regarding mercury content and clean-up in the US, as we make packaging changes. With common labeling practices adopted in the EU and the US, we would pursue adoption of these practices on a global level.

GE will also update AYS of significant developments as requested throughout this process.

We are requesting AYS, as a condition of GE's offer to resolve this issue, to agree to keep GE's offer and plans regarding mercury content and cleanup labeling confidential until such time as GE makes a public statement about its plans.

I have previously provided a letter template for your use in withdrawing AYS's proposal. By this morning, January 26, please place on AYS letterhead, execute, and forward to Mr. Brackett B. Denniston, III, Secretary, at the address provided, with an e-mail copy to me. In addition, please sign below to acknowledge AYS's agreement to the terms of this letter.

Should you have any questions or concerns please let me know. I look forward to continuing to work with you on this important issue.

Very truly yours,

Bonnie Harrington

Bonnie Harrington
GE Consumer & Industrial

Agreed to and accepted

As You Sow

By: [signature]

Name/Title/Date: Amy Galland 26 Jan 08
Research Director

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2008 DEC -9 PM 3:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 8, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of John Powers*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from John Powers, who has appointed the non-profit organization As You Sow to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that Shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal reads:

> Resolved: Shareholders request the company to adopt a policy of labeling its CFL [compact fluorescent lamp] products to disclose the precise amount of mercury contained in each fluorescent and mercury-containing lamp, and to provide information on special procedures for safe clean-up recommended by [the] EPA [Environmental Protection Agency] if lamps break during normal service or handling.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

**BASES FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because Proposal relates to the Company's ordinary business operations (the content and manner of presenting certain product information); and
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

**ANALYSIS**

Packaging for the Company's CFL products currently states that the products contain mercury (*see* Exhibit B), and in discussions with the Proponent, the Company has committed to disclose on its website that each of its CFL products contain 5 mg or less of mercury (5 mg of mercury is roughly equivalent to the size of the tip of a ball point pen). The Company also currently provides information on special procedures for safe clean-up and disposal of CFL products through websites and product hotlines, and its CFL product packaging currently contains these website addresses and toll-free telephone numbers. Specifically, below the statement that the lamp contains mercury, the package cautions consumers to "Manage in Accordance with Disposal Laws," and carries the URL for a website with instructions for clean-up and disposal of broken CFLs (www.lamprecycle.org)[1] and a toll-free number which consumers can call to obtain information on handling broken CFLs. Elsewhere on the Company's CFL product package, the package contains a toll-free telephone number and product website (www.gelighting.com), both of which can be used to obtain further information on clean-up and disposal of CFLs (the website disclosure is provided under an FAQ tab on the CFL homepage: www.gelighting.com/na/home_lighting/ask_us/faq_compact.htm). While the Company has had productive conversations with the Proponent, the Proponent has not withdrawn the Proposal, as the Proponent disagrees with the Company's decisions as to the content and manner of presenting this product information.

## I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to the Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." *Id.*

The issues presented by the Proposal – whether the Company should disclose a range of mercury content or a "precise amount" and whether certain product information should be set forth in materials included as part of a product's packaging or provided through website disclosures and toll-free telephone numbers – implicate precisely the types of business decisions that management is in the best position to determine. For example, the Proponent's supporting statement asserts that "Consumers need disclosure of the precise amount of mercury present in each individual lamp, not an average or range, in order to make informed purchasing decisions

---

[1] The website, sponsored by the Lamp Section of the National Electrical Manufacturers Association, of which the Company is a member, has a link on the left hand side entitled "Handling Broken Fluorescent Lamps."

based on environmental impact and potential threat to human health." While this statement may be well-intentioned, the attempt to micro-manage the degree of specificity in the Company's disclosures does not take into account a number of important considerations identified by the Company, including that:

- there is currently no industry or regulatory consensus standard for precisely measuring CFL mercury content;
- under existing technologies, lower mercury content can have a disproportionate effect on product life, so that a lower mercury content may have an adverse environmental impact by resulting in CFLs being disposed of more frequently; and
- at and below a level of 5 mg, there is not a direct correlation between mercury content and potential threat to human health from breakage, as the amount of mercury vapor released if a CFL is broken is affected by factors such as room temperature and other variables, and importantly, EPA clean-up instructions do not vary based on CFL mercury content.

Likewise, the Company's decision to provide information on special procedures for safe clean-up and disposal of CFL products through the Company's product website and hotline reflects management's consideration of factors such as that:

- the EPA has periodically revised its guidelines and may very well do so again during the 5 year product life of a CFL, so that website and telephonic disclosures can be updated to provide the most current information available;
- by providing information through websites and toll-free telephone numbers, the Company is able to furnish the information in many languages; and
- by providing information through websites and toll-free telephone numbers, the Company is able to reduce the amount of packaging content accompanying its products, thereby reducing the environmental impact of its packaging.

We are aware that in prior no-action letters, the Staff has not concurred that proposals requesting that a company label products with certain information relating to purported health or safety concerns implicate ordinary business considerations. *See, e.g.*, *Exxon Mobil Corp.* (avail. Mar. 12, 2007) (proposal requesting that the company provide information at the pump regarding the carbon dioxide emissions generated by the fuel sold not excludable as ordinary business); *Safeway, Inc.* (avail. Mar. 23, 2000) (proposal requesting that the company, among other things, label products sold under its brand containing genetically engineered crops or organisms not excludable as ordinary business). *But see Wal-Mart Stores, Inc.* (avail. Feb. 27, 2008); *The*

*Home Depot, Inc.* (avail. Jan. 25, 2008); *Family Dollar Stores, Inc.* (avail. Nov. 6, 2007) (each concurring that proposals requesting reports on the safety of particular products were excludable as implicating ordinary business.) However, each of the no-action letters in which the Staff did not concur with exclusion of the proposal involved situations where the issue was *whether* the decision to disclose product information addressed in the proposal implicated a company's ordinary business.

Here, the Company already discloses the product information that is at the core of the Proposal (or, with respect to disclosing the amount of mercury contained in its CFL products, has agreed to a policy of disclosing such information on its website), and the only issue is that the Proposal, in the terms of the 1998 Release, "seeks to impose specific . . . methods" for presenting this information. Decisions regarding the level of detail of information and how best to communicate the information implicate myriad considerations, discussed further below, regarding product packaging design, informational updates and effective foreign language communication, matters which management is in the best position to determine. Thus, the Proposal does not raise a significant policy issue of whether certain information should be presented and instead only seeks to address the ordinary business issues of how and where that information is presented. Accordingly, we believe the proposal may be excluded under Rule 14a-8(i)(7).

## II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company already discloses the information requested by the Proponent.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., McDonald's Corp.* (avail. Mar. 12, 2008) (allowing exclusion of a proposal requesting the company purchase 5% of its eggs from cage-free hens where 4.72% of eggs the company purchased in 2007 were from cage-free hens); *Johnson & Johnson* (avail. Feb. 22, 2008) (allowing exclusion of a shareowner proposal that requested the company prepare a global warming report where the company had already published a collection of material on its website related to global warming).

Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* 1998 Release at n.30 and accompanying text (citing Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983)). Instead, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (*Recon*) (avail. Mar. 28, 1991) (allowing exclusion of a proposal requesting the company subscribe to a set of environmental guidelines which would require implementation of operational and managerial programs and periodic reviews where the company had adopted policies and practices with respect to the environment that addressed the operational and managerial programs and provided for periodic review as outlined in the proposal's guidelines). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareowner proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *see also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareowner proposal requesting the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking director independence where the company adopted a version of the proposal that included modifications and clarifications). Further, proposals have been considered substantially implemented where the company implemented part, but not all, of a multi-faceted proposal. *See HCA Inc.* (Feb. 18, 1998) (allowing exclusion of a shareowner proposal as substantially implemented where the company implemented three of the four actions requested).

In the present case, the Proposal requests that the Company (1) adopt a policy of labeling its products to disclose the precise amount of mercury contained in each fluorescent and mercury-containing lamp, and (2) provide information on special procedures for safe clean-up recommended by the EPA if CFL bulbs break during normal service or handling. The Company has satisfied both elements of the Proposal. First, the Company's packaging for its CFL products states that the lamps contain mercury and sets forth the URL for the Company's website, where the Company has agreed to include a statement as to the level of mercury content in its lamps (*i.e.*, "5 mg or less"), and has agreed to update that information as appropriate. Likewise, the Company provides information on special procedures for safe clean-up and disposal of CFL products through websites addresses and product hotlines that are set forth on the product packaging. Thus, this information substantially implements the Proposal because it addresses both elements of the Proposal and also fulfills the core objective of the Proposal: providing certain product information to consumers of its products.

With respect to the Proposal's request that the Company provide the precise amount of mercury contained in each lamp, the information the Company has agreed to include on its website provides sufficient information for consumers to make a product selection; for the reasons discussed in Part I above, providing a more precise number would not provide material additional information to consumers. In this respect, the Company's disclosures are comparable to those considered in *Bank of America Corp.* (avail. Jan. 14, 2008). In response to a request that the company disclose the board of directors' meeting attendance record for the prior year, the company responded that its proxy statement disclosures, among other things, identified any director who attended fewer than 75% of all board and committee meetings, and the company asserted that additional information regarding individual director attendance would be immaterial to investors. The Staff concurred that Bank of America had substantially implemented the proposal. Likewise, in *Honeywell International Inc.* (avail. Jan. 31, 2007), *Sun Microsystems, Inc.* (avail. Sept. 12, 2006) and *Tiffany & Co.* (avail. Mar. 14, 2006), among others, the Staff concurred that the companies had substantially implemented shareowner proposals requesting that any future poison pill be put to a shareowner vote "as soon as possible" or "within 4-months," where the companies had a poison pill policy in place that required a shareowner vote on any future poison pill within one year of adoption.

As to the manner of providing the information requested by the Proposal, the Staff has frequently concurred that a proposal can be substantially implemented through disclosures that appear in a different location or format than requested under the proposal. Thus, for example, in *Wal-Mart Stores, Inc.* (avail. Mar. 28, 2007), the Staff concurred that disclosures in a company's proxy statement substantially implemented a proposal requesting that certain information be provided "in a separate report." In many other instances, the Staff has concurred that information posted on a website substantially implements proposals requesting that a company issue a report. *See, e.g., Mattel, Inc.* (*Recon.*) (avail. Mar. 16, 2004) (concurring with exclusion where the proposal requested that the board annually report in writing on money spent on philanthropy, and the company provided website disclosure of its philanthropic contributions); *Xcel Energy, Inc.* (avail. Feb. 17, 2004) (granting relief where the proposal requested a report to shareowners regarding reduction of carbon dioxide and other emissions and the company, among other things, posted a report addressing these issues on its website); *Exxon Mobil Corp.* (avail. Jan. 24, 2001) (granting relief where the proposal requested that the company review a pipeline project, develop criteria for its involvement in the project, and report the results to shareowners, and the company provided website disclosure of information regarding the project that differed from that requested in the proposal). In fact, the Commission has recently recognized the benefits of providing important information through website disclosures, stating that "today we have reached a point where the availability of information in electronic form – whether on EDGAR or a company web site – is the superior method of providing company information to most investors, as compared to other methods." Exchange Act Release No. 58288 (Aug. 1, 2008).

Thus, the information provided by the Company through the combination of disclosures on its product packaging and disclosures provided through websites (which is also available through a toll-free telephone number) compares favorably to the practices requested in the proposal. *See Texaco, Inc. (Recon.)* (avail. Mar. 28, 1991) (discussed above). In this case, the Company's practice of providing the information about mercury levels and safe clean-up of broken CFL lamps on its website rather than on its packaging compares favorably with the Proposal's request to include that information on the product packaging because it allows the Company to provide consumers with more detailed and comprehensive information about mercury, its risks and its safe handling and disposal. Inclusion on its website rather than on its packaging allows the Company to update the information quickly and as necessary so that the information is current and timely, and to provide the information in multiple languages for ease of consumer use. Further, this practice also allows the Company to keep its packaging small, thereby reducing any environmental impact, and provides access to the information even when the packaging has been thrown away or separated from the CFL bulb. The Company has satisfactorily addressed both elements of the proposal, and thus, the Proposal's underlying concern, and its practices compare favorably with the practices requested in the Proposal. As a result, the Company has substantially implemented the Proposal, and thus the Proposal is excludable under Rule 14a-8(i)(10).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/jas
Enclosures

cc: Craig T. Beazer, General Electric Company
John Powers
Conrad B. MacKerron, As You Sow

100561679_6.DOC

**EXHIBIT A**

# As You Sow

A Foundation Planting Seeds for Social Change

311 California St., Suite 510, San Francisco, CA 94104 — Phone (415) 391-3212 — Fax (415) 391-3245

Facsimile Cover Sheet

Date **11-10-08**

To/Fax

**Brackett Denniston**
**Corporate Secretary**
**GE Corp.**

**Attn: Betti Teel**

From **Conrad MacKerron**

Total pages being transmitted, including cover page 6

The information contained in this facsimile transmission is confidential, and may be legally privileged, legally protected attorney work-product, or may be inside information. The information is intended only for the use of the recipient(s) named above. If you have received this information in error, please immediately notify us by telephone to arrange for return of all documents. Any unauthorized disclosure, copying, distribution, or the taking of any action in reliance on the contents of this information is strictly prohibited and may be unlawful.

Could you please confirm receipt of this letter via phone at 415-391-3212, ext. 31, or email at mack@asyousow.org.

Thank you.

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Oct. 10, 2008

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent John Powers, a shareholder of General Electric stock.

We have been in dialogue with the company over issues related to production, use and disposal of compact fluorescent light bulbs (CFL). CFLs contain mercury and therefore pose health risks at the production stage, during useful life if broken, and if improperly disposed of. We are concerned that the company does not disclose the level of mercury in bulbs on CFL packaging, allowing consumers to make an informed choice. GE staff have told us privately they are introducing CFLs with low levels of mercury. The company would have a competitive advantage if it discloses the low levels of mercury in its CFLs on each package.

Further, CFLs need special clean up procedures to be followed if they break during service which we believe most consumers are not yet aware of. Improper clean-up can pose health risks to humans and domestic animals. Each CFL should provide information about proper clean-up procedures.

Therefore we are submitting the enclosed shareholder proposal for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We will be glad to speak with staff further about our concerns and hope we can reach an agreement that will allow us to withdraw the proposal.

Proof of ownership and authority to act on behalf of Mr. Powers is attached. Mr. Powers will hold the shares through the 2009 stockholder meeting. A representative of the filer will attend the stockholder meeting to move the resolution as required.

Sincerely,

Conrad B MacKerron

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosures

**General Electric Co.**

**Whereas** compact fluorescent lamps (CFL) manufactured by General Electric Co. are positive, energy-saving products that save up to 75% in energy costs and last far longer than incandescent bulbs. However, CFLs contain mercury and therefore pose health risks to consumers when broken requiring appropriate package labeling and risk disclosure.

Ed Yandek, chairman of the National Electrical Manufacturers Association (NEMA) Lamp Section Technical Committee has stated that "it is to the lighting industry's advantage to limit the total mercury content of CFLs and to work with all stakeholders so that CFLs are managed in an environmentally responsible manner at end-of-life."

We appreciate that General Electric's lighting division is working to limit the amount of mercury in bulbs and has signed on to NEMA's voluntary commitment to limit mercury in CFLs.

Current technology requires mercury for operation of fluorescent lamps, but accidental exposure to mercury in the bulbs through consumer breakage poses potential threats to environmental health. Overexposure to mercury can result in respiratory failure, affect kidney and brain functions, and cause long-term neurobehavioral problems in children whose mothers were exposed during pregnancy (http://www.oehha.ca.gov/air/toxic_contaminants/pdf_zip/Mercury_postSRP3.pdf p 1).

EPA has established a level of safe exposure of mercury in the air at 300nanograms/cubic meter. The Centers for Disease Control consider minimal risk to be at 200nanograms/cubic meter. Studies indicate that a broken CFL with 5mg of mercury can produce mercury vapor levels well in excess of these levels – from 8,000 to 150,000nanograms/cubic meter (http://mpp.cclearn.org/wp-content/uploads/2008/08/final_shedding_light_all.pdf pp 4, 6, 7).

Consumers need disclosure of the precise amount of mercury present in each individual lamp, not an average or range, in order to make informed purchasing decisions based on environmental impact and potential threat to human health. Packaging should also include information on clean-up procedures to be followed by consumers when bulbs break as recommended by Environmental Protection Agency (EPA).

**Resolved:** Shareholders request the company to adopt a policy of labeling its CFL products to disclose the precise amount of mercury contained in each fluorescent and mercury-containing lamp, and to provide information on special procedures for safe clean-up recommended by EPA if lamps break during normal service or handling.

**Supporting Statement:** Providing mercury content information on the package will give GE brand products a potential advantage over its competition. It will provide a valuable service to consumers in situations where CFL breakage could pose health threats to family members or pets. Providing clean up information with each package allows consumers to be informed and ready to follow proper procedures before accidents happen, eliminating the need for urgent calls to local authorities after product breakage.

**John Powers**

*** FISMA & OMB Memorandum M-07-16 ***

Oct. 8, 2008

Conrad MacKerron
Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. MacKerron

I hereby authorize As You Sow to file a shareholder resolution on my behalf at General Electric Corporation on disclosure of mercury content and remedial measures in case of breakage of compact fluorescent lamp products.

I am the trustee of the James T. Bohart Trust, which holds more than $2,000 worth of GE stock. I intend to hold the stock through the date of the company's annual meeting in 2009.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the trust's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

John Powers

John Powers

RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

November 10, 2008

To Whom It May Concern,

This letter is to confirm that John Powers is the beneficial owner of at least $2000 worth of General Electric stock, and that these shares have been held continuously for at least one year. These shares will be held through the date of the company's next annual meeting.

Sincerely,

Thomas W. Van Dyck, CIMA
Senior Vice President-Financial Consultant
SRI Wealth Management Group
RBC Wealth Management



FSC Recycled

**EXHIBIT B**


GENERAL PURPOSE/PARA TODO USO
energy smart
$59 IN ENERGY SAVINGS PER BULB*
REPUESTO DE 100 REPLACEMENT
LASTS 5 YEARS* DURA 5 AÑOS*
26 WATT WATIOS
ENERGY STAR
GENERAL PURPOSE
74202
energy smart
$59 IN ENERGY SAVINGS PER BULB*
100 REPLACEMENT
LASTS 5 YEARS*
26 WATT
ENERGY STAR
100 REPLACEMENT
LASTS 5 YEARS*
26 WATT
CAUTION
PRECAUCIONES
LAMP CONTAINS MERCURY
Manage in Accord with Disposal Laws
Res. #4749373
0 43168 74202 3
CGT31SW26W

| | |
|---|---|
| GE JOB # | 05-00345 ICFL |
| VERSION # | 2 05-26-05 RAS |
| REQUESTOR | VENTIMIGLIA |
| Description | GT2 |
| DIE VINYL SPOT COLOR: | CYAN |
| PROCESS CYAN | PLG261SW-GT |
| | |
| BLACK | PLG261SW-GT |
| PMS 185 RED | PLG261SW-GT |
| | |
| BARCODE: UPC | 10ths / NO BWR |

## LIGHTING GRAPHICS APPROVAL

SIGNATURES DESIGNATE ALL ITEMS ON CHECKLIST HAVE BEEN REVIEWED & ARE CORRECT IN ADDITION TO OTHER ORGANIZATIONAL RESPONSIBILITIES.

**APPROVED DATE | SIGNATURE | PACKAGING GRAPHICS**

- ☐ Proof Reading – Spelling
- ☐ Proof against TDS request
- ☐ Website
- ☐ Graphics Printability

**APPROVED DATE | SIGNATURE | MARKETING**

- ☐ Colors
- ☐ Application Pictures
- ☐ GE Brand Identity
- ☐ Graphic Layout

**APPROVED DATE | SIGNATURE | PRODUCT MANAGEMENT**

- ☐ Application Claims
- ☐ Country of Origin
- ☐ NewCo – Inc. (Ohio)
- ☐ NewCo – LLC (non-Ohio)
- ☐ No NewCo
- ☐ Product Code
- ☐ Product Description
- ☐ Front Facing – Content
- ☐ Descriptions/info conform to catalog
- ☐ UPC Code ☐ UCC Code
- ☐ Proper # of Languages
- ☐ Mexico Import Statement
- ☐ Regulatory Markings
- ☐ Safety / Caution Notices
- ☐ Trademark Symbols
- ☐ ANSI

LEGAL SIGN OFF

**APPROVED DATE | SIGNATURE | SOURCING – PACKAGING**

- ☐ Plant ID
- ☐ Resource #
- ☐ Package Dimensions
- ☐ Structure

**APPROVED DATE | SIGNATURE | MARKETING – Consumer Promotions**

- ☐ Expiration
- ☐ Offer Limit
- ☐ Product
- ☐ Value on Rebate
- ☐ Docket #

**APPROVED DATE | ORGANIZATION / SIGNATURE**

CUSTOMER ____________

26W 1 PACK CARD

26W 1 PACK CARD



GENERAL PURPOSE
PARA 1000 USO
100
energy smart
$59 IN ENERGY SAVINGS
26 watt
LAMP CONTAINS MERCURY
Manage in Accord with Disposal Laws
3.97
7.73




GENERAL PURPOSE
PARA 1000 USO
CAUTION
3.97
7.73


26W 1 PACK CARD

26W 1 PACK CARD


GENERAL PURPOSE/PARA TODO USO
energy smart
REPUESTO DE 100 REPLACEMENT
LASTS 5 YEARS* DURA 5 AÑOS*
$59 IN ENERGY SAVINGS PER BULB**
26 WATT
ENERGY STAR
Blanca suave 2700K
1750
8,000
26 WATTS
GENERAL PURPOSE
74202
energy smart
a smart way to save energy
100 REPLACEMENT
LASTS 5 YEARS*
$59 IN ENERGY SAVINGS PER BULB**
Soft White 2700K
1750
26
8000
26 WATT
CAUTION
Risk of electric shock. Do not use where directly exposed to water. Do not open - no user serviceable parts inside. Lamp may shatter and cause injury if broken. Remove and install by grasping only plastic portion of the lamp.
PRECAUCIONES
Peligro de choque eléctrico. No exponer directamente al agua. No abra este producto, ya que no contiene piezas reparables por el usuario. La lámpara puede astillarse y producir lesiones al se rompe. Sacarla o instalarla agarrándola solamente de la parte de plástico.
Hg - LAMP CONTAINS MERCURY
Manage in Accord with Disposal Laws
See: www.lamprecycle.org or 1-800-438-4448
LA LAMPARA Hg CONTIENE MERCURIO
Deséchela de acuerdo con las leyes que rigen la eliminación
Res. #4749373
0 43168 74202 3
CGT31SW26W
100 REPLACEMENT
LASTS 5 YEARS*
26 WATT

| | |
|---|---|
| GE JOB # | 05-003461CFL |
| VERSION # | 2 (9-25-08) MS |
| e-pdm REQUESTOR | VENTIMIGLIA |
| Description | GT2 |
| DIE VINYL SPOT COLOR: | CYAN |
| PROCESS CYAN | PLG261SW-GT |
| [illegible] | [illegible] |
| BLACK | PLG261SW-GT |
| PMS 185 RED | PLG261SW-GT |
| | |
| BARCODE: UPC | 100% / NO BWR |

## LIGHTING GRAPHICS APPROVAL

*APPROVALS DESIGNATE ALL ITEMS ON CHECKLIST HAVE BEEN REVIEWED & ARE CORRECT IN ADDITION TO OTHER ORGANIZATIONAL RESPONSIBILITIES.*

**REVIEWED DATE | SIGNATURE | PACKAGING GRAPHICS**

- ☐ Proof Reading – Spelling
- ☐ Website
- ☐ Proof against TDS request
- ☐ Graphics Printability

**REVIEWED DATE | SIGNATURE | MARKETING**

- ☐ Colors
- ☐ GE Brand Identity
- ☐ Application Pictures
- ☐ Graphic Layout

**REVIEWED DATE | SIGNATURE | PRODUCT MANAGEMENT**

- ☐ Application Claims
- ☐ Lumens,watts,life conform to catalog
- ☐ Country of Origin
- ☐ UPC Code ☐ UCC Code
- ☐ NewCo – Inc. (Ohio)
- ☐ Proper # of Languages
- ☐ NewCo – LLC (non-Ohio)
- ☐ Mexico Import Statement
- ☐ No NewCo
- ☐ Regulatory Markings
- ☐ Product Code
- ☐ Safety / Caution Notices
- ☐ Product Description
- ☐ Trademark Symbols
- ☐ Proof Reading – Content
- ☐ ANSI

LEGAL SIGN OFF

**REVIEWED DATE | SIGNATURE | SOURCING - PACKAGING**

- ☐ Part ID
- ☐ Package Dimensions
- ☐ Resource #
- ☐ Structure

**REVIEWED DATE | SIGNATURE | MARKETING – Consumer Promotions**

- ☐ Expiration
- ☐ Value on Rebate
- ☐ Offer Limit
- ☐ Docket #
- ☐ Product

**REVIEWED DATE | ORGANIZATION / SIGNATURE**

CUSTOMER ____________



26W 1 PACK CARD
3.97
7.73
GENERAL PURPOSE
15517
PARA TODO USO
energy smart
100
LASTS 5 YEARS
$59 IN ENERGY SAVINGS
26 watt
ENERGY STAR
$59 EN AHORROS DE ENERGIA
26 vatios
DURA 5 AÑOS
100
PLG261SW-GT
LAMP CONTAINS MERCURY
Manage in Accord with Disposal Laws
See: www.lamprecycle.org or 1-800-435-4448
LA LÁMPARA CONTIENE MERCURIO
Deséchela de acuerdo con las leyes que rigen la eliminación
WARNING, SAFETY NOTICES ON INSIDE
AVISOS DE SEGURIDAD EN EL PANEL INTERIOR
CAUTION
Risk of electric shock. Do not use where directly exposed to water. Do not open - no user serviceable parts inside.
Lamp may shatter and cause injury if broken. Remove and install by grasping only plastic portion of the lamp.
Spiral® is a registered trademark of General Electric Company.
PRECAUCIÓN
Peligro de choque eléctrico. No exponer directamente al agua. No abra este producto, ya que no contiene piezas reparables por el usuario.
La lámpara puede estallarse y producir lesiones si se rompe. Sacarla o instalarla agarrándola solamente de la parte de plástico.